EXHIBIT 21.1

Subsidiaries of EQM Technologies & Energy, Inc.

Company Name	State/Country of Incorporation
Environmental Quality Management, Inc.	Ohio
EQ Engineers, LLC	Indiana
EQ Engineers Slovakia, s.r.o. (“EQES”)	Slovak Republic
Vertterre Corp.	New Mexico

Beacon Energy Corp.	Delaware
EQM Biofuels Corp.	Texas
AgriFuel United Biofuels Co., Inc.	Delaware
AgriFuel BBD Holding Co., Inc.	Delaware
AgriFuel Terra Farms, LLC	Missouri

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